NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of American Depositary Shares, each representing three Class A ordinary shares (the "ADSs") of First High-School Education Group Co. Ltd. (the "Company") from listing and registration on the Exchange on December 5, 2022, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the ADS are no longer suitable for continued listing and trading on the NYSE. The Exchange reached its decision pursuant to Section 802.01B of the Listed Company Manual because the Company had fallen below the NYSE's continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading day period of at least $15,000,000. On November 7, 2022, the Exchange determined that the ADSs of the Company should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the ADSs from listing and registration on the NYSE. The Company was notified on November 7, 2022. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on November 7, 2022. Trading in the ADSs was suspended on November 7, 2022. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the "Committee") the determination to delist the ADSs, provided it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.